File Support

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

[redacted]

DIVISION OF
TRADING AND MARKETS

NO ACT

08017770

November 10, 2008

Act	Exchange 1934
Section	Regulation M
Rule	Rules 101 & 102 of Reg M
Public Availability	11/10/2008

Robert W. Murray
Baker Botts L.L.P.
30 Rockefeller Center
New York, NY 10112

Re: AirShares EU Carbon Allowances Fund and XShares Advisors LLC
<u>File No. TP 08-86</u>

Dear Mr. Murray:

In your letter dated November 10, 2008, as supplemented by conversations with the staff of the Division of Trading and Markets ("Staff"), you request on behalf of AirShares EU Carbon Allowances Fund ("AirShares" or "Fund") and XShares Advisors LLC ("Sponsor") on their own behalf as well as on behalf of (1) The Wilmington Trust Company, (2) ALPS Distributors, Inc. ("Distributor"), (3) Kellogg Specialist Group, LLC, (4) Brown Brothers Harriman & Co., (4) Newedge USA, LLC, (5) the New York Stock Exchange and any other national securities exchange or association on or through which Shares may subsequently trade, and (6) persons or entities engaging in transactions in Shares, no-action relief from Rules 101 and 102 of Regulation M under the Securities Exchange Act of 1934 ("Exchange Act") in connection with secondary market transactions in Shares and the creation or redemption of Baskets, as discussed in your letter. This response is attached to the enclosed photocopy of your correspondence. Each defined term in this letter has the same meaning as defined in your letter, unless otherwise noted herein.

You represent in your letter that, but for the fact that AirShares references an intangible commodity (emission allowances), the issuer, selling securities holders, or distribution participants could rely on the class no-action relief from Rules 101 and 102 of Regulation M granted to Commodity-Based Investment Vehicles.[1] You also represent that the market value of the Shares are expected to rise and fall based primarily on changes in the value of the Fund's holdings, which is expected to correlate generally to increases and decreases in the value of December ECX CFIs. You also note in your letter that the Sponsor expects that neither the creation nor the redemption of Baskets of Shares nor purchases or sales of Shares in the secondary market to significantly impact their

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1 Letter from Racquel L. Russell, Branch Chief, Division of Market Regulation, to George T. Simon, Esq., Foley & Lardner LLP, dated June 21, 2006 (Rydex Specialized Products LLC).

NAV and, further, that such transactions will not have a significant impact on the market price for the Shares.

On the basis of these representations and the other representations and facts in your letter, the Staff will not recommend to the Securities and Exchange Commission ("Commission") enforcement action under Rules 101 and 102 of Regulation M with regard to persons and entities engaging in the creation, redemption, and secondary market transactions in Shares. Further, the Staff will not recommend to the Commission enforcement action under Rule 101 of Regulation M if the Distributor publishes certain limited market-related information on the Fund's website as described in your letter.

The foregoing no-action positions taken under Rules 101 and 102 of Regulation M are based solely on your representations and the facts presented, and are strictly limited to the application of those rules to transactions involving Shares under the circumstances described above and in your letter. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. Moreover, the foregoing no-action positions taken under Rules 101 and 102 of Regulation M are subject to the condition that such transactions in Shares or any related securities are not made for the purpose of creating actual, or apparent, active trading in or raising or otherwise affecting the price of such securities.

The foregoing no-action positions are subject to modification or revocation if at any time the Commission determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act. In addition, persons relying on these no-action positions are directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 9(a), 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and other provisions of the federal or state securities laws must rest with persons relying on these no-action positions. The Staff expresses no view with respect to other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal or state laws or rules or regulations of any self-regulatory organizations to, the proposed transactions.

Sincerely,

Josephine J. Tao
Assistant Director

Attachment

BAKER BOTTS LLP

AUSTIN
BEIJING
DALLAS
DUBAI
HONG KONG
HOUSTON
LONDON
MOSCOW
NEW YORK
PALO ALTO
RIYADH
WASHINGTON

RECEIVED
2008 NOV 12 AM 11:47
SEC / MR

November 10, 2008

Rule 101 and Rule 102 of Reg M

Mr. James A. Brigagliano
Associate Director
Division of Trading and Markets
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-1001

Re: **Request of AirShares(TM) EU Carbon Allowances Fund and XShares Advisors LLC for Exemptive, Interpretative or No-Action Relief from Rules 101 and 102 of Regulation M under the Securities Exchange Act of 1934, as amended.**

Dear Mr. Brigagliano:

We are writing on behalf of AirShares(TM) EU Carbon Allowances Fund, a Delaware statutory trust ("AirShares" or the "Fund"), and XShares Advisors LLC, a Delaware limited liability company and the sponsor of the Fund ("XShares" or the "Sponsor"). AirShares is a public commodity pool and XShares is a registered commodity pool operator ("CPO").

The Fund and the Sponsor, on behalf of themselves and on behalf of The Wilmington Trust Company, as trustee of the Fund, ALPS Distributors, Inc., which will provide certain distribution-related administrative services for the Fund (the "Distributor"), Kellogg Specialist Group, LLC, which will provide certain advisory services to the Sponsor ("Kellogg"), Brown Brothers Harriman & Co. ("Brown Brothers"), which will act as the administrator of the Fund, Newedge USA, LLC, which will serve as the Fund's clearing futures broker, the New York Stock Exchange, Inc. ("NYSE") and any other national securities exchange or national securities association on or through which units of fractional undivided beneficial interest in, and ownership of, the Fund (the "Shares") may trade (each such market being a "Market"), and all persons or entities (including the Authorized Participants referred to below) engaging in transactions in the Shares, hereby request from the Staff of the Securities and Exchange Commission (the "Commission") or from the Commission itself, as appropriate, exemptions from, or interpretive or no-action advice or relief regarding, Rules 101 and 102 of Regulation M under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with secondary market transactions in the Shares and the creation and redemption of Baskets of Shares and related relief, as described below.

The relief requested herein is substantially similar to the no-action relief previously granted by the Commission under Rules 101 and 102 on a class-wide basis to certain commodity-based, exchange traded investment vehicles ("CBIVs"). See the letter from Racquel L. Russell, Branch Chief, Office of Trading Practices and Processing, Division of Market

Regulation, to George T. Simon, Foley & Lardner LLP, dated June 21, 2006, with respect to transactions in shares of CurrencyShares British Pound Sterling Trust, CurrencyShares Australian Dollar Trust, CurrencyShares Canadian Dollar Trust, CurrencyShares Mexican Peso Trust, CurrencyShares Swedish Krona Trust and CurrencyShares Swiss Franc Trust (the "Rydex Letter"), and predecessor letters[1]. The Rydex Letter states that the Staff will no longer respond to requests for relief from Rules 101 and 102 of Regulation M relating to CBIVs unless novel or unusual issues are presented. We believe those types of issues are presented here, in that the Fund will hold futures contracts not for physical commodities, but for intangible commodities consisting of emissions allowances ("EUAs") issued under the European Union Emissions Trading Scheme (the "EU ETS"). The EU ETS is a multi-national "cap and trade" greenhouse gas emissions trading system, and an EUA is an entitlement to emit 1,000 tonnes of carbon dioxide equivalent gas ("CO_2e"). The EU ETS, which commenced operation in 2005, was implemented by the European Parliament and the Council of the European Union in furtherance of the commitment of the European Union under the Kyoto Protocol to achieve an 8% reduction in its emissions of CO_2e by 2012 compared to 1990 levels.

Though the Fund will hold futures contracts for intangible EUAs rather than physical commodities, as discussed herein AirShares is analytically analogous to the CBIVs that have been granted class relief in the Rydex Letter. Moreover, the Fund and the Sponsor believe that the relief requested in this letter is consistent with the public interest and the protection of investors, and that the grant of such relief would further the purposes intended by the policies and provisions of Regulation M and the Exchange Act. Accordingly, and as explained below, we request that the relief under Rules 101 and 102 of Regulation M granted in the Rydex Letter be extended to secondary transactions in Shares of the Fund and to the creation and redemption of Baskets of Shares.

1. Relevant Facts.

A. The Fund and its Investment Objective

AirShares was formed as a Delaware statutory trust on August 13, 2007 and has not yet commenced operations. The trustee of the Fund is Wilmington Trust Company (the "Trustee"). The Fund is a commodity pool within the meaning of the Commodity Exchange Act, as amended (the "CEA"), and will be operated by XShares, as CPO and Sponsor, in consideration of an asset-based fee. XShares' registration under the CEA as a CPO became

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[1] The Staff has previously granted relief in connection with the shares of other commodity-based, exchange traded investment vehicles that: (1) hold physical commodities (see, e.g., letters from James A Brigagliano, Esq., Assistant Director, Division of Market Regulation, to David Yeres, Esq., Clifford Chance US LLP, dated January 27, 2005 (iShares COMEX Gold Trust) and to Kathleen H. Moriarty Esq., Carter, Ledyard & Milburn LLP, dated November 17, 2004 (streetTRACKS Gold Trust); and letter from James A. Brigagliano, Esq., Acting Associate Director, Division of Market Regulation, to David Yeres, Esq., Clifford Chance US LLP, dated April 27, 2006 (iShares Silver Trust); (2) hold foreign-based currency (see, e.g., letter from James A. Brigagliano, Esq., Assistant Director, Division of Market Regulation, to George T. Simon, Esq., Foley & Lardner LLP, dated December 5, 2005 (Euro Currency Trust); or (3) are organized as commodity pools (see, e.g., letter from James A Brigagliano, Esq., Assistant Director, Division of Market Regulation, to Michael Schmidtberger, Esq., Sidley Austin LLP, dated January 19, 2006 (DB Commodity Index Tracking Fund) and letter from James A. Brigagliano, Esq., Acting Associate Director, Division of Market Regulation, to James M. Cain, Esq., Sutherland, Asbill & Brennan LLP, dated April 7, 2005 (U.S. Oil Fund).

effective on March 25, 2008. The Fund intends to list its Shares on NYSE Arca, thereby providing investors with an intra-day trading market[2].

As Sponsor, XShares will own a minimal equity interest in the Fund. The Sponsor will have exclusive management and control of all aspects of the business of the Fund pursuant to the terms of the Fund's organizational documents, including the power to hire and fire the Fund's clearing broker and commodity broker, the administrator, the Distributor, and other service providers to the Fund.

As described further below, the assets of the Fund will consist primarily of long positions in certain exchange-traded futures contracts of various vintages on EUAs issued under the EU ETS, together with high credit quality, short-term fixed income securities and cash which will be held largely for collateral and margin purposes. The investment objective of the Fund is to provide its investors (the holders of Shares) with investment results which correspond generally, before payment of the Fund's expenses and liabilities, to the performance of the Fund's basket of exchange-traded futures contracts for EUAs, each having an expiry (delivery) date in December of a given year. An investment in Shares is designed to represent a cost-effective alternative for investors not otherwise in a position to invest directly in the market for EUAs or futures contracts involving EUAs to participate in that market through the trading of Shares in the secondary market.

Environmental Capital Management, LLC will serve as the Fund's commodity trading advisor ("CTA"). Environmental Capital Management, LLC is a member of the National Futures Association ("NFA"). The CTA will have primary responsibility for establishing and liquidating the Fund's positions in futures contracts for EUAs. The CTA and the Sponsor, as CPO, must comply with various regulatory requirements under the CEA and the rules and regulations of the Commodity Futures Trading Commission (the "CFTC") and the NFA and will be subject to periodic inspections and audits by the CFTC and NFA.

The Fund's initial clearing futures broker and commodity broker will be Newedge USA, LLC ("Newedge"), which is a futures commission merchant and broker-dealer registered with the CFTC and the Commission, and a member of the NFA and the Financial Industry Regulatory Authority, Inc. ("FINRA"). Newedge will also be a custodian of, and responsible for, safekeeping the Fund's assets deposited with it as clearing broker, as margin or otherwise. As clearing broker, Newedge will execute and clear the Fund's futures transactions. A variety of other executing brokers selected by the Sponsor may execute futures transactions on behalf of the Fund, and will give-up all such transactions to Newedge as clearing broker. An affiliate of Newedge is expected to execute foreign exchange transactions with the Fund for hedging

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2 By Order dated May 20, 2008, the Commission approved a new rule, NYSE Arca Equities Rule 8.204, filed by NYSE Arca with the Commission, pursuant to Section 19(b) of the Exchange Act, that encompasses the listing and trading of Shares. The text of the new rule is available on NYSE Arca's web site at *www.nyse.com* and on the Commission's web site at *www.sec.gov*. If the Sponsor, on behalf of the Fund, ultimately lists the Shares on another Market, the Shares will be listed in accordance with such Market's listing standards that are or will become effective pursuant to Rule 19b-4 or Section 19(b) of the Exchange Act. If the Shares also trade on a Market pursuant to unlisted trading privileges, such trading will be conducted pursuant to self-regulatory organization rules that have become effective pursuant to Rule 19b-4 or Section 19(b) of the Exchange Act.

purposes, in an effort to mitigate currency risk created due to the Shares being traded in U.S. dollars and the Fund's futures contracts on EUAs being traded in euros.

Custody of assets not deposited as margin may be maintained with Brown Brothers, which will act as the administrator, custodian and transfer agent of the Fund (the "Administrator"). The Administrator will prepare and file certain regulatory filings on behalf of the Fund and perform other administrative duties at the direction of the Sponsor. Brown Brothers is one of the oldest private partnership banks in the United States, and is subject to regulation by the New York State Banking Department.

ALPS Distributors, Inc. will act as the Fund's distributor, and will provide certain administrative services to the Fund principally in connection with the creation and redemption of Baskets of Shares as described herein. The Sponsor will pay the Distributor for the services it provides to the Fund from the Sponsor's management fee.

Kellogg has provided the Sponsor with certain advisory services in connection with the development of the Fund, and will provide promotional and advisory assistance to help position the Fund with the investment community. The Sponsor will pay compensation to Kellogg for the services it provides based on the Fund's NAV, which will be paid from the Sponsor's management fee.

None of the Trustee, CTA, Newedge, the Administrator, the Distributor or Kellogg is an affiliate of the Sponsor or the Fund.

The Fund's assets will consist only of futures contracts on EUAs, high quality, short term fixed income securities, cash and cash equivalents. The Fund will engage in hedging activities to mitigate currency risk, as the Shares will trade in U.S. dollars and the Fund's futures contracts will trade in euros. The Fund's business is limited primarily to: (i) creating Baskets of Shares (as described below) in exchange for cash, and using the cash so obtained to acquire futures contracts on EUAs (using the allocation methodology described below) and high quality, short-term fixed income securities for margin and collateral purposes; (ii) distributing cash to investors upon the redemption of Baskets of Shares; (iii) paying the expenses of the Fund; (iv) engaging in hedging activities to mitigate the Fund's exposure to currency risk; and (v) liquidating futures contracts solely for "rollover" purposes at expiry, to meet redemption requests for Baskets of Shares, to pay expenses or in connection with a termination and liquidation of the Fund. The Sponsor expects that the price of a Share on NYSE Arca will fluctuate in response to fluctuations in the price of the Fund's futures contracts on EUAs, and will also reflect the value of the Fund's short term fixed income securities as well as the estimated accrued and unpaid expenses of the Fund.

The Fund, as a commodity pool, will be subject to the CEA and to applicable rules and regulations of the CFTC. The Fund is not, and is not required to be, registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act").

B. The EU ETS and the International Carbon Market.

The EU ETS is a regional "cap and trade" emissions trading program started by the European Union on January 1, 2005, as part of an international carbon market that has developed as a direct consequence of the Kyoto Protocol[3]. The EU ETS is based on the idea that creating a price for carbon through a market-based system provides the most cost-effective way for EU member states to meet their Kyoto obligations.

The international carbon market is based primarily on the mechanisms specified in the Kyoto Protocol, which consist of the following:

- international emissions trading;
- clean development mechanism;
- joint implementation; and
- regional/domestic trading.

Those developed countries that have committed to a CO_2e reduction target under the Kyoto Protocol are issued assigned amount units ("AAUs") that can be used in international emissions trading. To verify a country has met its reduction target, it must surrender AAUs and/or other credits equivalent to its emissions of CO_2 during periodic commitment periods. The initial commitment period under the Kyoto Protocol commenced on January 1, 2008 and will end on December 31, 2012 (the "First Kyoto Period")[4]. Countries that have emissions of CO_2e in excess of their reduction targets during the First Kyoto Period must either buy AAUs from other countries with surplus AAUs, or purchase credits from projects developed under the Kyoto Protocol's clean development mechanism ("CDM") or joint implementation ("JL").

CDM and JL are project-based mechanisms that reward emission reduction projects with credits that can be used by countries to meet their reduction targets, as well as by the private sector for compliance under regional/domestic trading schemes or for investment purposes. For both CDM and JL, there are specific certification requirements that must be met to ensure that the emissions reductions under those mechanisms are real.

In the case of regional/domestic trading, emission allowances are based on a certain cap (cap and trade) or on proven improvements from a baseline. The EU ETS was the first, and is currently the largest, operational cap and trade scheme for CO_2e allowances under the Kyoto Protocol. Under the EU ETS, each member state has a national allocation policy

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3 The Kyoto Protocol, which was adopted in 1997 pursuant to the United Nations Framework Convention on Climate Change, seeks to achieve the stabilization of greenhouse gas concentrations in the Earth's atmosphere at a level that would prevent adverse effects on the world's climate system resulting from human activities. Developed countries that have ratified the Kyoto Protocol have committed to adopt national policies and measures intended to return greenhouse gases generally to their 1990 levels.

4 The Kyoto Protocol does not extend beyond 2012. Delegates to the United Nations Climate Change Conference held in December 2007, in Bali, Indonesia agreed to a framework for a new negotiating process to be concluded by 2009 intended to ultimately lead to a post-2012 international agreement on climate change.

("NAP"), which specifies caps on certain greenhouse gas emissions for specified greenhouse gas emitting facilities within its borders. Each emitting facility receives a designated amount of EUAs for an annual period, and must surrender EUAs equivalent to its total emissions of CO_2e during that period. If a facility's emissions of CO_2e fall below its cap during an annual period, it may sell all or some of its unused allowances directly to other EU emission facilities, bank allowances for use in a future annual period and/or sell allowances to a person or institution holding a trading account established with a national registry. Conversely, if a facility emits a greater amount of CO_2e than its allowance allocation for an annual compliance period, it can purchase additional allowances for surrender at the end of that period. All transfers and surrenders of EUAs take place on a registry system comprised of electronic national registries established by each of the 27 EU member states, which are interconnected through a Community Independent Transaction Log which tracks and verifies transactions. Credits generated under CDM and JL projects may be used for compliance purposes under the EU ETS, subject to certain limitations..

Phase 1 of the EU ETS, which commenced on January 1, 2005 and ended on December 31, 2007, was a trial run or "warm up" for emissions trading in advance of the First Kyoto Period. Phase II of the EU ETS coincides with the five year (2008-2012) First Kyoto Period. There is no term limitation on the EU ETS, and the European Commission has released its proposals for a 5-year Phase III trading period commencing in 2013. The European Parliament and the European Council (the member states) must approve the Phase III trading period before it can become effective. The Fund's operations will cease on December 31, 2012 (the last day of the Phase II trading period) if the requisite approvals for a Phase III trading period are not obtained by September 30, 2012.

According to Point Carbon, a recognized provider of news and analyses regarding the carbon markets, the total transacted volume in the regulated international carbon markets in 2007 was an estimated 2.7 billion tons of CO_2e, with a financial value of approximately \$60 billion (€40 billion). Of that amount, the EU ETS accounted for approximately 62% of the volume (an estimated 1.6 billion tons of CO_2e) and 70% of the financial value (approximately \$42 billion (€28 billion)). Approximately 947 million tons of CO_2e with a financial value of approximately \$18 billion (€12 billion) was attributable to CDM in 2007. JI was responsible for an estimated 38 million tons of CO_2e with a financial value of \$489 million (€326 million) during the same period.

Transactions under the EU ETS take place through brokers (OTC), exchanges and bilateral trades between emitting facilities. According to Point Carbon, transactions through brokers and on exchanges aggregated 1,443 million tons of CO_2e in 2007, while an additional (estimated) 207 million tons of CO_2e was traded in the bilateral market. An estimated 443 million tons (approximately 27% of the volume transacted on the EU ETS in 2007) was traded in the exchange markets, with 87% of the volume being carried on the London-based European Climate Exchange. During Phase I, 12,000 emitting facilities drawn from the energy, pulp and paper, minerals and metals sectors were covered by the EU ETS, and were limited only in their emissions of CO_2, the principal greenhouse gas. These facilities were responsible for approximately 40% of Europe's emissions of CO_2 during Phase I. All six greenhouse gases, not only CO_2, are included in Phase II, and emitting facilities from additional industrial sectors have also been added. The financial value of trading during Phase I was adversely impacted due to the allocation of an excessive number of EUAs, which has been attributed to member states' reliance on carbon emissions projections in developing their NAPs. The allocation of EUAs has been tightened during Phase II, as the NAPs have been based on verified emissions data. Due to the tightened supply of EUAs in combination with a larger pool of emitting facilities and greenhouse gases that are subject to the EU ETS, it is anticipated that the volume and financial value of trading during Phase II will be significantly higher as compared to that seen during Phase I.

The EUA price is largely a function of supply and demand, with the supply determined by the amount of EUAs (allocated under NAPs) and credits (awarded under CDM and JL project mechanisms) available to participants in the EU ETS system. Demand is influenced by a number of factors, including weather, fuel prices and the political process. Temperatures determine power demand for heat or air conditioning, and precipitation determines the output capacity of hydropower production (which generally emits less CO_2 than coal and gas power plants). The relative differential between the price of coal (which emits more CO_2) and gas will be largely determinate of which of those fuels will be used for power production. Higher CO_2 emissions result in greater demand, and therefore higher prices, for EUAs. The amount of EUAs allocated under NAPs is subject to the political process, and policy signals on the amount of EUAs to be allocated for an annual period (short or long industry demand) heavily influence the short-term pricing of EUAs.

The pricing of CDM and JL credits, which occurs off-exchange, also influences EUA prices (and *vice-versa*), as those credits may be used for EU ETS compliance purposes, subject to certain limitations.

C. The Fund's Investment Strategy

The assets of the Fund will consist of long positions in EUA futures contracts, and high credit quality, short-term fixed income securities, cash and cash equivalents held for margin and collateral purposes. Initially, the Fund will hold long positions in ECX Carbon Financial Instrument futures contracts ("ECX CFIs"). The Fund will only invest in EUA futures contracts, including ECX CFIs, with an expiry (delivery date) in December of a given year. ECX CFIs are listed and admitted to trading on ICE Futures Europe, a London-based electronic trading platform owned by the Intercontinental Exchange, Inc. ("ICE Futures")[5]. The ICE Futures trading platform is one of the largest energy trading platforms in the world. ECX CFIs are standardized contractual instruments for futures on deliverable EUAs issued under the EU ETS. Each ECX CFI provides for delivery of 1,000 EUAs on a specified date at a specified price (denominated in euros). There are currently seven ECX CFI contracts for December delivery (in each of 2008 through 2014) and 12 additional ECX CFI contracts for delivery in March, June and September in each of 2009 through 2012. As noted above, the Fund will only hold long positions in ECX CFIs for December delivery ("December ECX CFIs"). Additional information regarding ECX CFIs can be found in the Fund's prospectus and on the ICE Futures website at www.theice.com.

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[5] ICE Futures Europe is a Recognized Investment Exchange in the United Kingdom, supervised by the Financial Services Authority under the terms of the Financial Services and Markets Act (2000). It is not subject to regulation by the CFTC, NFA or any domestic exchange.

The Fund will purchase December ECX CFIs with proceeds from the creation of Baskets by applying the following allocation methodology[6]. As a general matter, the Fund will hold an unleveraged long position in December ECX CFIs expiring in the then-current year and in each of the next subsequent four consecutive years. However, if on the applicable date of determination December ECX CFIs for five consecutive years are not available for trading because the EU ETS has not been extended beyond 2012 and such contracts are not otherwise listed for trading, the allocation methodology will be applied using only the then-current year and each of the four years thereafter for which December ECX CFIs are listed for trading.

The allocations will be made equally amongst the five (or, if applicable, fewer) December ECX CFIs if each contract qualifies as "actively traded." A contract is "actively traded," as of the date of determination, if either (i) the "60-day weighted average" daily volume of that contract is more than $100,000,000; or (ii) the amount to be allocated by the Fund to that contract would not exceed 5% of the contract's "60-day weighted average" daily volume. For this purpose, the "60-day weighted average" of a contract is equal to the average, over the prior sixty days, of the number of such contracts traded, at their last closing prices, converted to U.S. dollars. If any of the five (or, if applicable, fewer) December ECX CFIs is not "actively traded" as measured by the above criteria, then the allocation shall not be made equally but rather shall be made amongst the five (or, if applicable, fewer) ECX CFIs *pro rata* in accordance with their respective 60-day weighted averages. As of September 1, 2008, the ECX CFI Futures Contracts expiring in December 2008, 2009, 2011 and 2012 (but not 2010) were "actively traded," as measured by the above criteria. Hence, had the Fund created a Basket on September 1, 2008, the proceeds would have been allocated amongst the December ECX CFIs expiring in 2008 through 2012, *pro rata* in accordance their respective 60-day weighted averages.

The Sponsor will cause the Fund's existing long positions to be closed when appropriate before expiration and reinvest the proceeds from the close into December ECX CFIs of the next five subsequent years, by applying the same allocation methodology described above. If on the date of reinvestment of such proceeds there are fewer than five available contracts, then the proceeds will be so allocated amongst the remaining available futures contracts.

The Fund will not be actively managed in that it will not engage in activities designed to obtain a profit from, or to ameliorate losses caused by, changes in the value of its portfolio of EUA futures contracts. Only a portion of the Fund's assets will be invested to establish the Fund's futures positions, as the establishment of a position in ECX CFIs (in common with other futures positions) only requires the deposit of the applicable initial margin. The Fund will deposit variation margin as the value of the underlying EUAs fluctuates over time to maintain such futures positions. Margin collateral in the form of cash and high credit quality short-term fixed income securities will be deposited with Newedge, as the Fund's clearing broker. The remaining exposure of the Fund to fluctuations in the value of the underlying EUAs will be collateralized by the deposit of cash and high credit quality, short-term fixed income debt

6 Futures contracts will be liquidated applying an analogous allocation methodology in connection with the redemption of Baskets.

securities in segregated accounts with the Administrator[7]. Accordingly, the Fund will not be leveraged.

D. Rights of Holders of Shares

Because of the nature of the Fund, beneficial owners of the Shares will have limited rights as compared to holders of traditional equity securities. For example, as interests in a Delaware statutory trust, the Shares do not have certain statutory rights normally associated with the ownership of shares of a corporation, such as the right to bring "oppression" or "derivative" actions. Beneficial owners will have no voting rights, except in limited circumstances. The owners of 70% of the outstanding Shares have the power to compel dissolution of the Fund. Any change to the Fund's trust agreement which is adverse, in any material respect, to holders of Shares may not be made without the approval of the owners of a majority of the outstanding Shares. The Trustee of the Fund has delegated to the Sponsor the duty and authority to manage the Fund. The Sponsor has discretionary authority over all cash distributions made by the Fund, and does not presently intend to make any distributions other than those required in connection with redemptions of Baskets.

Individual certificates will not be issued for the Shares. Instead, one or more global certificates will be deposited with The Depository Trust Company ("DTC") and registered in the name of Cede & Co., as nominee for DTC, and will evidence all of the Shares outstanding at any time. The Shares will be transferable only through DTC's book-entry system. Beneficial ownership of the Shares will be shown on the records of DTC, banks, brokers, dealers, trust companies and others that are DTC Participants and indirect participants who maintain a custodial relationship with a DTC Participant. The Sponsor will furnish to the DTC Participants for distribution to beneficial owners of the Shares the annual reports, statements, notices, and other information applicable to the Fund and required by the Commission under rules and regulations (including pursuant to the Exchange Act). The Sponsor will also provide holders of Shares with reports as required by the CFTC and the NFA, including annual certified financial statements.

E. The Offering

The Fund filed a Registration Statement on Form S-1 with respect to the Shares (Commission File No. 333-145448) pursuant to the Securities Act of 1933, as amended ("Securities Act"), on August 14, 2007, and two subsequent pre-effective amendments (collectively, the "Registration Statement"). The Fund will also file a Form 8-A under Section 12(b) of the Exchange Act in connection with listing the Shares on NYSE Arca around the time the Registration Statement, as further amended, is declared effective under the Securities Act. That listing, and the trading of Shares, on the NYSE Arca will be subject to the NYSE's listing

7 The Fund will seek to hedge the currency risk of adverse movements of the Euro/ U.S. dollar exchange rate associated with its portfolio of EUA futures contracts and fixed income securities, as the Fund's futures contracts will trade in euros while the Shares will trade on NYSE Arca in dollars.) The value of the Fund's portfolio of fixed income securities held for margin and collateral purposes, and any gain or loss incurred as a result of its hedging activities, are not expected to be correlated with any changes in the value of the Fund's portfolio of futures contracts.

requirements and rules[8]. Investors purchasing Shares will receive the Fund's prospectus in conformity with the applicable requirements of the Securities Act and the rules thereunder. Only Authorized Participants (discussed below) will be able to purchase or redeem Shares in transactions with the Fund.

F. Creation and Redemption of Shares

The Fund will issue and redeem Shares only in one or more Baskets for cash. A Basket is a block of 100,000 Shares. Baskets may only be created or redeemed by Authorized Participants, who are the only persons that may place orders to create and redeem Baskets in transactions with the Fund. Authorized Participants may sell the Shares included in the Baskets they purchase from the Fund to other investors. Except when aggregated in Baskets by an Authorized Participant, the Shares are not redeemable. No Authorized Participant has any obligation to the Sponsor or to the Fund to purchase any Baskets, nor does any Authorized Participant have any obligation to seek the redemption of one or more Baskets of Shares.

For an entity to be an "Authorized Participant," it must be (1) registered as a broker-dealer under the Exchange Act and regulated by FINRA, or else be exempt from being (or otherwise not required to be) so registered or regulated, and be qualified to act as a broker or dealer in the states or other jurisdictions where the nature of its business so requires, and (2) a participant in DTC. To become an Authorized Participant, an entity must enter into an Authorized Participant Agreement with the Sponsor, the Fund and the Distributor. The Authorized Participant Agreement sets forth the procedures for the creation and redemption of Baskets and for the payment of cash required for such creations and redemptions. In compensation for services in processing the creation and redemption of Baskets, an Authorized Participant is required to pay to the Fund an irrevocable transaction fee of $1,000 per Basket to create or redeem Baskets.

Authorized Participants may act for their own accounts or as agents for broker dealers, custodians and other securities market participants that wish to create or redeem Baskets. An order for one or more Baskets may be placed by an Authorized Participant on behalf of multiple clients. Authorized Participants are cautioned in the Authorized Participant Agreement that some of their activities will result in their being deemed participants in a distribution in a manner which would render them statutory underwriters and subject them to the prospectus-delivery and liability provisions of the Securities Act.[9]

The Fund intends to offer its Shares continuously on each business day in Baskets of 100,000 Shares. To the extent the creation and issuance of Baskets exceed the number of Shares registered by the Fund pursuant to the Registration Statement, additional Shares will be registered under the Securities Act. The Fund will commence operations upon receipt of an

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8 As noted in footnote 2, the Commission approved NYSE Arca Equities Rule 8.204 on May 20, 2008, with respect to the trading of the Shares.

9 While certain exemptions from prospectus delivery requirements may be available pursuant to Sections 4(3) and 4(4) of the Securities Act, and Rule 174 thereunder, dealers that are not "underwriters" but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an "unsold allotment" within the meaning of Section 4(3)(C) of the Securities Act, would be unable to take advantage of the Section 4(3) exemption.

initial order for one or more Baskets, at a price of $25 per Share (*i.e.*, $2.5 million per Basket). The Fund will commence upon acceptance of an order from an Authorized Participant for one or more Basket(s). Thereafter, Baskets will be offered to Authorized Participants at the cost of establishing positions in December ECX CFIs underlying a Basket (excluding futures commissions), plus an amount determined by the Administrator to be the excess of the allocable portion of uninvested cash and accrued but unearned interest attributable to that Basket, over the accrued but unpaid expenses attributable to that Basket.

Because the Sponsor is responsible for payment of the organizational and offering expenses of the Fund, 100% of the settlement price paid to the Fund in connection with the creation of each Basket will be available for the purchase of December ECX CFIs and related activities of the Fund. The Shares will first be issued and begin to trade on the NYSE Arca following the sale of the initial creation Basket(s). The prices at which the Shares trade are expected to generally vary during the trading day, but, as described below, the price of Shares trading on the NYSE Arca is expected to correspond to the NAV of the Shares.

For these purposes, NAV means the total assets less the total liabilities of the Fund, each determined on the basis of generally accepted accounting principles in the United States, consistently applied under the accrual method of accounting. NAV includes any unrealized profit or loss on open futures contracts, and any other credit or debit accruing to the Fund but unpaid or not received by the Fund. The market value of all open December ECX CFIs will be calculated as their current market value at the date of determination, which will be based upon the settlement price for each particular futures contract traded on ICE Futures on that date; provided, that if a futures contract traded on ICE Futures could not be liquidated on such day, the settlement price on the most recent day on which the position could have been liquidated will be the basis for determining the market value of such position for such day. The market value of all open futures contracts traded on any exchange other than ICE Futures Europe will be based upon the settlement price for that particular futures contract traded on the applicable exchange on the date with respect to which NAV is being determined; subject to the same caveat regarding the inability to liquidate a futures contract. The Sponsor may in its discretion value any asset of the Fund pursuant to such other principles as the Sponsor deems fair and equitable so long as such principles are consistent with normal industry standards[10]. NAV per Share is the NAV of the Fund divided by the number of outstanding Shares.

Authorized Participants who purchase Baskets will receive no fees, commissions or other form of compensation or inducement of any kind from the Sponsor, the Fund or any of their affiliates, and no such person has any obligation or responsibility to the Sponsor or the Fund to effect any sale or resale of Shares to public retail investors.

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10 There is, however, a risk that the resulting calculation of the NAV of the Fund could be under or overstated, perhaps to a significant degree. The Sponsor and the Fund believe that the public availability on each trading day of real time information with respect to the intra-day indicative value of the Shares and data with respect to the Fund's portfolio of futures contacts and short-term fixed income securities, together with the arbitrage opportunities provided by the creation and redemption of Baskets of Shares, should ensure that any temporary anomaly in the end-of-day NAV will be promptly resolved.

G. Creation and Redemption Procedures

During the continuous offering period, on any business day an Authorized Participant may place an order with the Distributor to create one or more Baskets for cash. For purposes of processing both purchase and redemption orders, a "business day" means any day other than a day when NYSE Arca or ICE Futures (or any other exchange on which the Fund may then conduct its trading activities) are required or permitted to be closed. Purchase orders must be placed with the Distributor between 1:00 p.m. - 4:00 p.m., Eastern Time, on a business day (a "purchase order date"). Orders received after 4:00 p.m., Eastern Time, will be treated as a next day order. Purchase orders are irrevocable. Prior to the delivery of any Baskets so ordered, an Authorized Participant's DTC account will be charged a non-refundable $1,000 per Basket transaction fee for the purchase order.

The Fund will use the proceeds from the creation of Baskets to purchase December ECX CFIs, as described in Part I.C above. Because the Fund will not know on the purchase order date the actual cost it will incur to purchase such futures contracts, an Authorized Participant will pay to the Fund an amount per Basket (the "initial payment amount") equal to 105% of the end-of-day NAV per Basket as of the business day next preceding the purchase order date. On the business day next following the purchase order date, the Fund will purchase that number of whole December ECX CFIs of the appropriate vintages (rounded to the nearest whole number of contracts) as can be purchased with an amount approximating 100% of such end-of-day NAV per Basket. The purchase price for those contracts (excluding commission costs), plus an amount determined by the Administrator to be the excess of the allocable portion of the Fund's uninvested cash and accrued but unearned interest attributable to that Basket over accrued but unpaid expenses attributable to that Basket, will be the final settlement price for the Basket. The Authorized Participant will be notified of the final settlement price by 5:30 p.m., New York time, on the business day next following the purchase order date for each Basket, and will be issued the Shares attributable to that Basket as of the third business day following the purchase order date (the "settlement date"). Any underpayment or overpayment, based on the difference between the initial payment amount and the final settlement price will be paid or refunded, as applicable, on the settlement date.

The procedures by which an Authorized Participant can redeem one or more Baskets mirror the procedures for the creation of Baskets. Redemption orders must be placed between 1:00 p.m. and 4:00 p.m., Eastern Time, on a business day. The day on which the Distributor receives a valid redemption order is the "redemption order date." Redemption orders are irrevocable. The redemption procedures allow Authorized Participants to redeem Shares only in Baskets. Individual Shares are not redeemable. Shareholders other than Authorized Participants may only redeem Shares in numbers equal to at least one Basket (or an integral multiple) and only through an Authorized Participant.

By placing a redemption order, an Authorized Participant agrees to deliver the Baskets to be redeemed through DTC's book-entry system to the Fund not later than noon, Eastern Time, on the business day immediately following the redemption order date. By placing a redemption order, and prior to receipt of the redemption proceeds from the Fund, an Authorized Participant's DTC account will be charged a $1,000 per Basket non-refundable transaction fee due for the redemption order. Such amount will be for the account of the Fund.

On any business day, an Authorized Participant may place an order with the Distributor to redeem one or more Baskets for an amount equal to the proceeds from the liquidation of the futures positions underlying the Basket, plus an amount determined by the Administrator to be the excess of the allocable portion of uninvested cash and accrued but unearned interest attributable to that Basket, over accrued but unpaid expenses attributable to that Basket. Because on the redemption order date the Fund will not know the actual amount of proceeds it will receive from the liquidation of the futures contracts on EUAs, the Fund will pay to the Authorized Participant an amount per Basket (the "initial redemption payment amount") equal to 95% of the end-of-day NAV per Basket as of the business day next preceding the redemption order date. The Fund will only pay the initial redemption amount if, by noon, New York time, on the business day next following the redemption order date, the Fund's DTC account has been credited with the Baskets to be redeemed. On the business day next following the redemption order date, the Fund will liquidate that number of whole December ECX CFIs of the appropriate vintage (rounded to the nearest whole number of contracts) as approximate 100% of the end-of-day NAV per Basket as of the business day next preceding the redemption order date. The proceeds from the liquidation of those contracts, plus an amount determined by the Administrator to be the excess of the allocable portion of the Fund's uninvested cash and accrued but unearned interest attributable to that Basket, over accrued but unpaid expenses attributable to that Basket, will be the final settlement price for the Basket. The Authorized Participant will be notified of the final settlement price by 5:30 p.m., New York time, on the business day next following the redemption order date for each Basket. Any underpayment or overpayment based on the difference between the initial redemption payment amount and the final settlement price applicable to a Basket will be paid or refunded, as applicable, on the third business day after the applicable redemption order date.

For its services in assisting the Sponsor and the Fund in connection with creation and redemption transactions, the Distributor will be paid approximately $50,000 per annum, plus an asset-based fee (and authorized disbursements) for assistance with creation and redemption records, consultation on marketing and related FINRA compliance, and consultation with the Sponsor in connection with marketing and sales strategies. However, the Distributor has agreed to waive this fee for the first two years of the Fund's operation. The Sponsor may pay the Distributor additional compensation in consideration of the performance by the Distributor of additional marketing, distribution and ongoing support services, which may include, among other services, the development of a marketing plan and the utilization of the Distributor's resources, which include a network of internal and external wholesalers. The fees and disbursements of the Distributor are paid by the Sponsor out of its management fee.

In addition, Kellogg has been retained to assist the Sponsor in the development of the Fund. Kellogg's services include publicizing the Fund to the trading and investment community, locating the initial Authorized Participant for the Fund, and assisting in the launch of the Fund and related promotional activities. For its services, Kellogg will be paid an asset-based fee by the Sponsor from its management fee.

H. Exchange Listing and Trading

A listing application has been filed with NYSE Arca, and the Shares are expected to trade on NYSE Arca in secondary transactions in the same manner as other equity securities.

NYSE Arca is a fully electronic trading platform where orders are matched, in which issuers work with a Lead Market Maker ("LMM"). The Fund's LMM will be responsible for maintaining a market for the Shares, and for providing a fairly tight current bid/offer market in competition with other market centers where the Shares may trade. Transactions involving the sale of Shares in the secondary market - which will be between purchasers and sellers and will not involve the Fund - will be subject to customary brokerage commissions and charges.

The Fund's LMM will not be an affiliate of either the Fund or the Sponsor.

As indicated above, the trading price of the Shares is expected to fluctuate primarily in relation to fluctuations in the value of the Fund's portfolio of futures contracts. In addition, the trading price of the Shares is expected to correspond with the NAV of the Shares; while those values may not be identical, they are expected to approximate each other. The Sponsor anticipates that the trading price of the Shares will trade in line with the NAV of the Shares due to the potential arbitrage opportunities resulting from the Fund's creation and redemption mechanics[11]. It is expected Baskets will be purchased and created when there is sufficient demand for Shares that the market price per Share is at a premium to the NAV per Share. Authorized Participants would then execute trades in the secondary market in such Shares at prices that are expected to reflect, among other factors, recent trading prices of the Shares on NYSE Arca and the supply of and demand for Shares at the time of sale, with the sales price expected to fall between the NAV and the trading price of the Shares at the time of sale. Similarly, it is expected that Baskets will be redeemed by Authorized Participants when the market price per Share is at a discount to the NAV per Share.

Retail investors seeking to purchase or sell Shares on any day may do so in secondary transactions effected on NYSE Arca at the market price per Share. Investors will be able to use the indicative intra-day NAV per Share of the Fund (as described below) as well as the trading price on NYSE Arca to determine the advisability of purchasing or selling Shares on the secondary market at any given time.

Retail investors who are clients or customers of an Authorized Participant may also acquire Shares from or through an Authorized Participant out of such Authorized Participant's inventory of Shares or as part of an order for a creation Basket. The identities of the Authorized Participants will be available from the Administrator.

I. Publication of Relevant Pricing Information

An application has been filed to list the Shares on NYSE Arca under the symbol "ASO." After the commencement of trading, the current trading price per Share will be published continuously as trades occur throughout each NYSE Arca trading day on the consolidated tape and on a variety of feeds providing market data, including Reuters and Bloomberg. The following information will also be made publicly available on the Fund's website: www.xsharesadvisors.com/airshares.

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[11] However, and as discussed in the Fund's prospectus, because the ECX CFIs will trade in Euros while the Shares will trade in U.S. dollars, changes in the Euro/dollar exchange rate may adversely affect the correlation between the trading price and NAV of the Shares, notwithstanding the Fund's efforts to negate those changes through hedging activities.

- the prior trading day's closing sale price per Share;
- the prior trading day's NAV per Share;
- trading volume in the Shares;
- the mid-point of the bid-ask for the Shares (the "Bid-Ask Price');
- the premium or discount represented by the Bid-Ask Price against the NAV per Share;
- data in chart form displaying the frequency distribution of discounts and premiums of the Bid-Ask Price against the NAV, within specified ranges during each of the most recent four quarters (or, if less, from the start of trading);
- the composition of the Fund's portfolio of futures contracts, short-term fixed income securities and cash; and
- the trading value of each vintage futures contract in the Fund's portfolio.

In addition, the intra-day indicative value per Share of the Fund will be disseminated each 15 seconds throughout the NYSE Arca trading day to reflect the continuous price changes of the Fund's futures positions.

The NYSE Arca will also make available on its website daily trading volume and closing prices. In addition, the NYSE Arca website at www.nyse.com will provide access to the Fund's Prospectus as well as a hyperlink to the Fund's website. Prior day settlement prices for the futures contracts in the Fund's portfolio as well as delayed trading information for current and past trading sessions are available on the European Climate Exchange's website at www.ecxeurope.com, as well as through market data vendors such as Bloomberg. In addition, real time price data on the futures contracts in the Fund's portfolio are available on a subscription basis from Bloomberg.

All pricing information will be quoted in U.S. dollars, other than current trading data for December ECX CFIs. Those contracts trade in Euros and hence pricing information will be provided in Euros.

Thus, information about the Fund, the Shares and the value of the underlying assets of the Fund will be published throughout the trading day on websites maintained by, among others, the Sponsor, NYSE Arca, Bloomberg and/or the European Climate Exchange.

A description of available pricing information is also provided in the Prospectus.

As a result of the potential for arbitrage inherent in the structure of the Fund, the Sponsor and the Fund believe that the Shares will not trade at a material discount or premium to the value of the underlying net assets held by the Fund. The arbitrage process, which in general provides investors the opportunity to profit from differences in prices of assets, increases the efficiency of the markets, serves to prevent potentially manipulative efforts and can be expected to operate efficiently in the case of the Shares. If the trading price of the Shares deviates enough from the NAV of the Shares to create a material discount or premium, an arbitrage opportunity is created. If the Shares trade relatively inexpensively compared to their NAV, an Authorized Participant, either on its own behalf or acting as agent for investors, arbitrageurs or traders, may buy Shares, aggregate them into one or more Baskets, and deliver the Baskets to the Fund for redemption at a profit. If the Shares are expensive compared to the assets that underlie them, an Authorized Participant may sell the Shares short, purchase the corresponding number of Baskets through the creation process, and deliver the Shares so purchased to close out the short position. In both instances the arbitrageur should serve to correct price discrepancies between the trading price of the Shares and their NAV. The availability of the information about the prior day's NAV of the Shares, the indicative intra-day values of the Shares, the intra-day values of the Fund's futures contracts and other information as described above should serve to provide a transparent and efficient market for the Shares.

2. Request for Relief.

The Sponsor and the Fund, on behalf of themselves and on behalf of the NYSE (and any other Market on which the Shares may subsequently trade), the Trustee, Newedge, the Administrator, the Distributor, Kellogg, the Authorized Participants and all other persons or entities engaging in transactions in Shares, requests that the Staff or the Commission, as appropriate, grant exemptions from, or interpretive or no-action advice or relief regarding, Rules 101 and 102 of Regulation M under the Exchange Act in connection with secondary market transactions in the Shares and the creation and redemption of Baskets, as described below.

Subject to certain enumerated exceptions, Rules 101 and 102 of Regulation M prohibit a "distribution participant," and the issuer or a selling security holder, respectively, in connection with a distribution of securities, from bidding for or purchasing, or from attempting to induce any person to bid for or purchase, a "covered security" during the applicable restricted period. "Distribution participant" is defined in Rule 100(b) to include an underwriter or prospective underwriter in a particular distribution of securities, or any broker, dealer or other person that has agreed to participate or is participating in such a distribution[12].

The Sponsor and the Fund request that the Staff or the Commission grant an exemption or no-action relief from Rule 101, as discussed below, to permit persons that may be deemed to be participating in a distribution of Shares (including the Authorized Participants) to bid for or purchase or redeem such Shares, or engage in secondary market transactions in such Shares, during the applicable restricted period. The Sponsor and the Fund also request that the Staff or the Commission grant an exemption or no-action relief from Rule 101 to permit the Distributor to publish certain market-related information on the Fund's website during the

[12] Rule 100(b) of Regulation M defines "distribution" as "an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling effort and selling methods." We acknowledge that a broker-dealer acting as an Authorized Participant could be deemed under certain circumstances to be an "underwriter" or "distribution participant," as those terms are defined in Rule 100(b), even though it is not part of a syndicate or selling group and receives no fees, commissions or other remuneration from the Sponsor, the Fund or the Distributor for its activities as an Authorized Participant.

applicable restricted period[13]. Similarly, the Sponsor and the Fund request that the Staff or the Commission grant an exemption or no-action relief from Rule 102, as discussed below, to permit the Sponsor, selling security holders or any affiliated persons, and the Fund and its affiliated purchasers, to bid for or purchase or, indirectly through an Authorized Participant, redeem Shares during the applicable restricted period. The purpose of Rules 101 and 102 is to prevent persons from conditioning the market to facilitate a distribution, thereby manipulating the price of an offered security. Application of Rules 101 and 102 to the Shares under the circumstances described herein would not further the anti-manipulative purposes underlying the Rules.

The relief requested herein with respect to Rules 101 and 102 of Regulation M is the same as that granted in the Rydex Letter on a class-wide basis to CBIVs. In the Rydex Letter, the Staff observed that the creation, redemption and secondary market transactions involving shares of CBIVs do not appear to result in the abuses that Rules 101 and 102 were designed to prevent, where the CBIVs share the following characteristics:

- The CBIV has shares that are listed and trade on a national securities exchange or national securities association that has obtained approval of a rule change from the Commission pursuant to Rule 19b-4, or are listed pursuant to listing standards approved pursuant to Rule 19b-4(e) under the Exchange Act regarding the listing and trading of the shares of the CBIV;

- The CBIV is not an investment company registered under the Investment Company Act and is not required to register under that Act;

- The CBIV continuously issues and redeems shares in aggregations of at least 50,000 shares (having a net asset value of at least $1 million) in exchange for:

    (i) specified amounts of a physical commodity (and a specified amount of cash deposit, if required) or a particular foreign-based currency, with the objective of reflecting the performance of a designated spot price of the physical commodity, currency, or futures contracts on the physical commodity;

    (ii) specified amounts of a physical commodity and/or commodity futures contracts and/or cash and/or U.S. Treasury securities or other high credit quality short-term fixed-income or similar securities, with the objective of tracking the performance of a specified commodity index; or

    (iii) specified amounts of a physical commodity and/or commodities futures contracts and/or cash and/or U.S. Treasury securities or other high credit quality short-term fixed-income or

[13] Certain market-related information prepared by the Distributor will be posted on the website for the Fund during the applicable restricted period, including information about the international carbon markets, the futures contracts for EUAs included in the Fund's portfolio, information regarding the Shares, the NAV of the Fund and the then-current market prices of the Shares.

similar securities, with the objective of reflecting the price of designated futures contracts on a physical commodity;

- intra-day prices of the CBIV's shares and underlying benchmarks, and an indicative value of the CBIV's shares, are publicly disseminated throughout the trading day; and

- the market value of the CBIV's shares rises or falls based primarily on changes in the value of the CBIV's holdings, which generally correlate with increases and decreases in the value of a benchmark physical commodity or particular currency spot price, commodity index or commodity futures contracts.

The Fund shares all of the foregoing characteristics in that:

- the Shares of the Fund are expected to be listed and traded on the NYSE Arca, which filed a rule change for such purpose with the Commission pursuant to Section 19(b) of the Exchange Act, and which rule change was approved by the Commission on May 20, 2008;

- the Fund is not an investment company, nor is it required to register as one, under the Investment Company Act;

- the Fund will continuously issue and redeem Shares in aggregations of more than 50,000 Shares (and with a net asset value of at least $1 million) in exchange for cash, with the objective of reflecting the price of a portfolio of designated futures contracts on EUAs;

- the intra-day trading prices of the Shares and the intra-day indicative value per Share will be disseminated throughout the trading day; and

- the market value of the Shares are expected to rise and fall based primarily on changes in the value of the Fund's holdings, which is expected to correlate generally to increases and decreases in the value of December ECX CFIs.

Although the Fund and the CBIVs have different investment objectives and, as a result, may not necessarily be purchased by the same investors, they are similarly structured with the view to attracting the same types of investors, i.e., large institutions in respect of the aggregations of shares purchasable from and redeemable through the investment vehicle, and both retail and institutional investors, in respect of the exchange-traded individual shares.

The distinguishing characteristic of the Fund is that its creation and redemption of Baskets has the objective of reflecting the price of designated futures contracts on an intangible commodity -- EUAs. We believe this to be a distinction without a difference. Beyond the fact that the Fund's futures contracts are based on EUAs rather than physical commodities, and based on the common characteristics shared by the Fund and the CBIVs identified above, there is little to distinguish the Fund from the CBIVs granted class relief in the Rydex Letter. Accordingly, we believe that the Fund is similarly entitled to the regulatory relief that has been granted those entities.

The *Rydex Letter* granted no-action relief from Rule 101(a) to permit persons that may be deemed to be participating in a distribution of the shares in that matter (including the Authorized Participants) to bid for or purchase, redeem or otherwise engage in other secondary market transactions in the Shares during the applicable restricted period. The letter also granted relief to permit the distributor to publish research during the applicable restricted period.[14] In addition, the letter granted relief from Rule 102 to permit the Sponsor, selling security holders and their affiliated persons, and the CBIVs and their affiliated persons to redeem Shares during the applicable restricted period.

In granting such relief, the Staff noted in the Rydex Letter that neither the creation nor the redemption of CBIV shares nor purchases or sales of CBIV shares in the secondary market significantly impact their net asset value and, further, that such transactions do not have a significant impact on the market value of CBIV shares. The Sponsor informs us that it expects the same to be true of the creation and redemption of Baskets of Shares, and purchases and sales of Shares in the secondary market.

Like futures contracts on physical assets, the Fund's futures contracts on EUAs will be traded on organized exchanges (initially, the ICE Futures Europe trading platform owned by Intercontinental Exchange, Inc.) and have standardized terms that are determined by the exchange, rather than by market participants. Standardized terms of the ECX CFIs include, among others, the quantity of EUAs traded (in lots of 1,000 EUAs), tick size (€ 10 per lot), minimum price fluctuation (€ 0.01), expiry dates, and settlement by offset or physical delivery. All contracts are made through a central counterparty, are traded during fixed trading hours, and have initial and variation margin requirements. As with other futures contracts, the standardization of the futures contracts traded by the Fund enhances liquidity by making it possible for large numbers of market participants to trade the same instrument. Although it is contemplated that the Fund's futures contracts will be "rolled" or liquidated via offset shortly before expiration, the contracts include a physical delivery provision to ensure convergence between the futures price and the cash market price. As discussed above, the international carbon market is large and liquid, and the exchange traded portion of that market is substantial. In this regard, the annual volume of EUAs traded on ICE Futures Europe amounted to 1,037,821,000 tons in 2007, an increase of 128% over 2006[15].

The purpose of Rules 101 and 102 is to prevent persons from conditioning the market to facilitate a distribution. The relief granted in the *Rydex Letter* was based on the experience of other CBIVs and analogous relief granted to traditional exchange traded funds. In

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[14] As in the *Rydex Letter*, the Distributor intends to publish certain market-related information on the Fund's website during the applicable restricted period, including general information about the EUA futures market, specific information regarding the Shares, the net asset value of the Fund's assets and the then-current market prices of the Shares.

[15] As reported by the European Climate Exchange, which manages the marketing and product development for ECX CFIs, listed and admitted to trading on the ICE Futures Europe's electronic platform.

this matter, as in the *Rydex Letter* and the letters cited therein, due to the redeemability of the Shares in Baskets and the passive nature of the Fund, there should be little disparity between the market price of a Share and the value of the underlying net assets represented by that Share (other than that associated with currency risk, fees and expenses). Orders may be placed for Baskets to be created and redeemed on any business day, and the settlement price is linked to the price of the Fund's December ECX CFIs through the requirement that the Fund purchase or liquidate December ECX CFIs in an amount approximating the Fund's NAV per Share on the business day preceding its receipt of a purchase or redemption order. Beneficial owners of the Shares also have the benefit of intra-day secondary market liquidity by virtue of the NYSE Arca listing. Because of the redeemability of Baskets and the open-ended nature of the Fund, and the fact that the underlying futures contracts may be linked to physical transactions, any significant disparity between the market price of the Shares and the value of the futures contracts represented by the Shares should be eliminated by arbitrage. Because the trading value of the Shares should be determined largely by the market value of the Fund's portfolio of December ECX CFIs and short-term fixed income securities, neither creation nor redemption of Shares, nor purchases or sales in the secondary market, should impact the value of the underlying net assets of the Fund, and such transactions should therefore not have a significant impact on the trading price of the Shares.

Relief is required to permit the Fund's basic creation and redemption activities and to facilitate the potential beneficial market effects of Share trading and arbitrage. The analysis in the *Rydex Letter* applies equally in the instant matter. In view of the predictable lack of any meaningful potential for the issuance, redemption and secondary market trading of Shares to affect significantly Share pricing, application of Rule 101 to the Distributor and to Authorized Participants that may be participating in a distribution is unnecessary and inappropriate and could hinder Authorized Participants in their creation and redemption activities and undermine the potential beneficial market effects of Share trading and arbitrage.

The Fund and the Sponsor also request that the Staff or the Commission confirm that, as a result of the redeemable nature of the Shares, the Staff or the Commission would grant an exemption under paragraph (e) of Rule 102 or adopt a no-action position permitting the Fund to redeem Shares in Baskets during the continuous offering of Shares, and permitting the Fund's affiliated purchasers, as defined in Rule 100 of Regulation M, to engage in redemption transactions and secondary market transactions in Shares. The purpose of Rule 102 is to prevent persons from manipulating the price of a security during a distribution and to protect the integrity of the offering process by prohibiting activities that could artificially influence the market for the security being distributed. The Sponsor respectfully submits that the redemption transactions and secondary market transactions described in this letter and the Registration Statement do not constitute a manipulative or deceptive practice for purposes of Rule 102 of Regulation M and that affiliated purchasers should be exempted from the provisions of Rule 102 to permit redemptions of Shares in Baskets during the continuous offering of the Shares. Finally, the Fund and the Sponsor request relief, as in the *Rydex Letter,* for the Distributor to publish certain market-related information on the Fund's website during the applicable restricted period, including general information about the EUA futures market, specific information regarding the Shares, the NAV of the Fund and the then-current market prices of the Shares.

* * * * *

Additional copies of this letter are enclosed pursuant to Securities Act Release No. 33-6269 (December 5, 1980). If you have any questions regarding this letter or need any additional information, please call me at (212) 408-2540.

If the Staff believes that it is unable to concur with the Sponsor's positions expressed in this letter, we would appreciate the opportunity to discuss the request for relief with the Staff prior to the issuance of a proposed negative response.

Sincerely,



Robert W. Murray
Baker Botts L.L.P.
30 Rockefeller Center
New York, NY 10112

cc: Bradley Gude
(Securities and Exchange Commission)

END